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                             October 20, 2021

       John Reed
       Chief Executive Officer
       Arhaus, Inc.
       51 E. Hines Hill Road
       Boston Heights, Ohio 44236

                                                        Re: Arhaus, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 4,
2021
                                                            File No. 333-260015

       Dear Mr. Reed:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Certain Definitions, page i

   1. Here or in another appropriate place, please identify the natural persons who having voting and dispositive
control oveer the Freeman Spogli Funds.
       Basis of Presentation
       Key Terms and ... Non-GAAP Financial Measures, page iii

   2.                                                   Please revise to
clarify what "New Showroom contribution" and "New Showroom
                                                        revenue" represent. For
"New Showroom contribution," discuss what the measure
                                                        consists of. For "New
Showroom revenue," discuss how this amount is determined.
 John Reed
FirstName
Arhaus, Inc.LastNameJohn Reed
Comapany
October 20,NameArhaus,
             2021       Inc.
October
Page 2 20, 2021 Page 2
FirstName LastName
Demand, page iv

3. We note your response to comment 3 that asserts "demand" and "merchandise revenue"
         include actual returns as offsets in the applicable period. You revised the definition of
            merchandise revenue    on page iii to state this. However, the
definition of "demand" on
         page iv does not state this. Please revise the definition of    demand
   accordingly.
4. Please explain to us and disclose as appropriate how amounts for "demand" and
         "merchandise revenue" include actual returns as offsets in the applicable period.
5. As disclosed, "demand" is retail sales of merchandise measured at the time the order is placed and "merchandise revenue" is retail sales of merchandise from orders when delivered. Please clarify for us and in your disclosures if the amount for "demand" differs from the amount for "merchandise revenue" other than the point of time each is measured. Also, explain for us and disclose as appropriate how the amount for demand becomes merchandise revenue. If the amount for demand is not the same as the amount for merchandise revenue, tell us and disclose as appropriate the percentage of demand that becomes merchandise revenue.
Strong Operating Performance and Momentum, page 3

6. In the comparisons for the interim and annual periods, for balance please include with equal or greater prominence GAAP "net income as a percent of net revenue" that is comparable to the non-GAAP "adjusted EBITDA as a percent of net revenue" presented.
Prospectus Summary
Recent Developments, page 12

7. Please delete as inappropriate your statement that your actual results may differ
         "materially" from the preliminary results that you have provided. In addition, include your analysis of the financial measures, so that investors can understand what they mean
         (for example, whether the measures are consistent with the trend disclosure in your
         Management's Discussion and Analysis section). Finally, please balance the existing disclosure with other disclosure relating to costs or gross margin. Capitalization, page 63

8. Please revise your capitalization table to only give effect to the Reorganization and
         Distribution transactions in the pro forma column. Please present a separate pro forma as adjusted column to reflect the pro forma capitalization after giving effect to the offering, including the repayment of your term loan with the offering proceeds. John Reed
FirstName
Arhaus, Inc.LastNameJohn Reed
Comapany
October 20,NameArhaus,
             2021       Inc.
October
Page 3 20, 2021 Page 3
FirstName LastName

Management's Discussion and Analysis of Financial Condition and Results of Operations.
How We Assess the Performance of Our Business, page 79

9. In regard to both "New Showroom contribution" and "New Showroom revenue" non-
         GAAP measures on page 82, you exclude the operating performance for the showrooms that were opened before January 1, 2016 and after December 31, 2018. Please clarify for us and in your disclosure what a new showroom is considered to be and the reasoning for excluding showrooms opened after December 31, 2018 from the new showroom category. Also, explain to us the reason for the gap between the noted dates.
         Additionally, expand your disclosure to explain how management uses these measures and why you believe they provide useful information to investors regarding your performance pursuant to Item 10(e)(1)(i)(C) and (D) of Regulation S-K.
10. You state you exclude general and administrative expense in computing "New Showroom contribution" because they are not directly attributable to a Showroom's economic performance and include the other indicated costs. However, it appears these expenses are essential to support the operation and development of your showrooms. Please revise your disclosure to explain the limitations on the usefulness of this measure in that it is not indicative of overall results of the company, it does not accrue directly to the benefit of shareholders because of the costs excluded and the excluded costs support the operations of your showrooms.
11. Please explain to us and revise to disclose what "Other Showroom and eCommerce contribution" represents and how it is determined. Additionally, it appears this is a non-
         GAAP measure. Accordingly, comply with the requirements of Item 10(e)(1)(i) of
         Regulation S-K, including reconciliation to the comparable GAAP measure.
12. Please explain to us and revise to disclose what "Other Showroom and eCommerce net revenue" represents and how it is determined.
Composition of our Board of Directors, page 114

13. We note that the company and certain stockholders are party to an investor rights agreement which includes certain provisions regarding the election of directors. Please revise this section to clarify if there are any arrangements or understandings between any director and any other person or persons pursuant to which such director was or is to be selected as a director or director nominee. Refer to Item 401(a) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 John Reed
Arhaus, Inc.
October 20, 2021
Page 4

       You may contact Suying Li at 202-551-3335 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact
Donald Field at 202-551-3680 or Lilyanna Peyser at 202-551-3222 with any other questions.



FirstName LastNameJohn Reed                              Sincerely,
Comapany NameArhaus, Inc.
                                                         Division of
Corporation Finance
October 20, 2021 Page 4                                  Office of Trade &
Services
FirstName LastName